UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 21)*

Avalo Therapeutics, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

05338F108
(CUSIP Number)

Brian Kohn c/o Armistice Capital, LLC 510 Madison Avenue 7th Floor New York, NY 10022 Telephone Number: (212) 231-4930
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 4, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 05338F108

1	NAMES OF REPORTING PERSONS
Armistice Capital, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
49,000,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
49,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
49,000,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
43.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, OO

CUSIP No. 05338F108

1	NAMES OF REPORTING PERSONS
Steven Boyd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
412,442

	8	SHARED VOTING POWER
49,000,000

	9	SOLE DISPOSITIVE POWER
412,442

	10	SHARED DISPOSITIVE POWER
49,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
49,412,442

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
43.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

Amendment No. 21 to Schedule 13D

The following constitutes Amendment No. 21 to the Schedule 13D filed by the undersigned (“Amendment No. 21”).  This Amendment No. 21 amends the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is supplemented and superseded, as the case may be, as follows:

On November 4, 2021 (the “Effective Date”), Armistice Capital, LLC (“Armistice”) entered into a Cooperation Agreement (the “Cooperation Agreement”) with the Issuer. Pursuant to the Cooperation Agreement, the Issuer agreed, among other things, to take all necessary actions to appoint Dr. June Almenoff to the Board within four business days of the Effective Date and to appoint a director (the “Second Director”) to be identified pursuant to an ongoing director search process who would (i) qualify as “independent” under Nasdaq listing standards, (ii) be qualified to serve on the Audit Committee of the Board, and (iii) not be associated with Armistice. Under the terms of the Cooperation Agreement, the Issuer agreed to nominate the New Directors for election to the Board at the Issuer’s 2022 Annual Meeting of Stockholders (the “2022 Annual Meeting”). The Board agreed to appoint Dr. Almenoff to each of the Nominating and Corporate Governance Committee (the “NGC”) and the Audit Committee.

As provided for in the Cooperation Agreement, the Issuer has accepted the resignations of Dr. Suzanne Bruhn, effective upon the appointment of Dr. Almenoff, and Mr. Phil Gutry, effective on the date that is the earlier of forty-five (45) days following the Effective Date and the appointment of the Second Director.  In addition, the Issuer agreed that the Board would appoint Dr. Magnus Persson as the Chairman of the NGC and as the Board’s Lead Independent Director. Furthermore, the Issuer agreed to hold a frequency of say-on-pay and a say-on-pay vote at its 2022 Annual Meeting. In consideration of the Issuer’s agreement to take the foregoing actions, Armistice agreed to abide by certain customary standstill provisions prohibiting it from, among other things, soliciting proxies and exercising certain related stockholder rights with respect to the Issuer through the date that is immediately following the Issuer’s 2022 Annual Meeting. The parties also agreed to certain customary non-disparagement provisions pursuant to which neither the Issuer nor Armistice will make any statement or announcement that constitutes an ad hominem attack on, or otherwise disparages, the other party for two years following the Effective Date.

The foregoing description of the Cooperation Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Cooperation Agreement, a copy of which is filed as Exhibit 99.1 and incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is supplemented as follows:
The information in Item 4 is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits
Exhibit A:  Cooperation Agreement, dated November 4, 2021, by and between Armistice Capital, LLC and Avalo Therapeutics, Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 8, 2021
(Date)

Armistice Capital, LLC

By: /s/ Steven Boyd
Name: Steven Boyd
Title: Managing Member
Steven Boyd

/s/ Steven Boyd